United States securities and exchange commission logo





                              January 20, 2023

       Eiji Nagahara
       President and Chief Executive Officer
       LEAD REAL ESTATE CO., LTD.
       6F, MFPR Shibuya Nanpeidai Building 16-11
       Nampeidai-cho, Shibuya-ku
       Tokyo, 150-0036, Japan

                                                        Re: LEAD REAL ESTATE
CO., LTD.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed January 4,
2023
                                                            File No. 333-266762

       Dear Eiji Nagahara:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1 filed on January 4, 2023

       General

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and any known factors particular to your offering that may add to this risk
and discuss the risks to investors when investing in stock where the price is changing
rapidly. Clearly state that such volatility, including any stock run-up, may be unrelated to
your actual or expected operating performance and financial
                                                        condition or prospects,
making it difficult for prospective investors to assess the rapidly changing value of your
stock.
 Eiji Nagahara
LEAD REAL ESTATE CO., LTD.
January 20, 2023
Page 2

       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                       Sincerely,
FirstName LastNameEiji Nagahara
                                                       Division of Corporation
Finance
Comapany NameLEAD REAL ESTATE CO., LTD.
                                                       Office of Real Estate &
Construction
January 20, 2023 Page 2
cc:       Ying Li, Esq.
FirstName LastName